Exhibit 12.1

Computation of Ratios

The computation of the ratio of earnings to fixed charges for the three months ended March 31, 2007 and the years ended December 31, 2006, 2005, 2004, 2003 and 2002 are as follows:

	Three Months Ended	Years Ended December 31,
(Millions)	March 31, 2007	2006	2005	2004	2003	2002
Pretax income from
continuing operations	$663.9	$2,586.6	$2,453.3	$1,760.0	$1,378.7	$495.6
Add back fixed charges	55.5	199.5	177.5	165.5	161.1	178.3
Income as adjusted	$719.4	$2,786.1	$2,630.8	$1,925.5	$1,539.8	$673.9

Fixed charges:
Interest on indebtedness	$42.3	$148.3	$122.8	$104.7	$102.9	$119.5
Portion of rents representative
of interest factor	13.2	51.2	54.7	60.8	58.2	58.8
Total fixed charges	$55.5	$199.5	$177.5	$165.5	$161.1	$178.3
Ratio of earnings to fixed charges	12.96	13.97	14.82	11.63	9.56	3.78